Patricia Chamroonrat

Summary

- Strong believer that dynamic forward-thinking organizations are the future
- Over 20 years of experience as a highly accomplished communicator whom embraces the belief that "customer experience is king" and that it is a key to the company's success
- High intellectual curiosity with a never-ending desire to learn
- Embraces agility, flexibility, and creativity! Always adaptive in any environment
- Strong ability to visualize, anticipate and effectively recommend solutions, both written and verbally

EXPERIENCE

Sr. VP. of Customer Success, PPC Ad Editor   May 2019-Present
- Architect of a customer-centric approach with the intent to situate the company as the guide of the customer
- Leader of customer engagement starting from the initial sale, to onboarding and expanding adoption, and through retention and renewal
- Designer of standardized processes in customer services to ensure a consistent, reliable, and high value journey for customers as the organization grows and scales

Web Coordinator, Glendale (CA) Community College   Jan 1997-Present
- Manages the sustainment and ensures around the clock operability of the community college website & intranet
- Leads the technical training and support for web interfacing systems
- Driver of change and enhancements, leading the college website redesign projects as well as the integration of 3rd party information systems

EDUCATION

- Bachelors of Science in Communications with a minor in Mathematics from California State Polytechnic University, Pomona

ADDITIONAL INFORMATION

- Bootstrap, CSS, html
- SharePoint
- Dreamweaver, MS Expression Web, Photoshop, Adobe Acrobat
- Google Analytics